SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Giborei Israel 7, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 30, 2022 re TAT Technologies Ltd. Reports Third Quarter 2022 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2022 Results

GEDERA, Israel, November 30, 2022 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three months and nine months periods ended September 30, 2022.

Key Financial Highlights:

•
Revenues for Q3 2022 were $20.9 million compared with $17.6 million in Q3 2021, an increase of 19%.  Revenues for the nine-month period that ended on September 30, 2022 were $61.7 million compared with $57.6 million in the nine-month period that ended on September 30, 2021, an increase of 7%.

•
Gross profit for Q3 2022 was $3.4 million (16.4% as a percentage of revenues) an increase of 16.4% compared with $3 million (16.8% as a percentage of revenues) in Q3 2021.  Gross profit for the nine-month period that ended on September 30, 2022, was $10.5 million (17% as a percentage of revenues) an increase of 10.6% compared with $9.5 million (16.5% as a percentage of revenues) in the nine-month period that ended on September 30, 2021.

•
Adjusted EBITDA for Q3 2022 decreased to $0.6 million compared with $1 million in Q3 2021. Adjusted EBITDA for the nine-month period that ended on September 30, 2022, was $2 million compared with $3.1 million in the nine-month period that ended on September 30, 2021.

•
During the nine months of 2021 the Company received grants (which were recorded as a decrease of expenses) in an aggregate amount of $4.5 million. Adjusted EBITDA excluding grants increased from a loss of $1.4 million in the nine-month period that ended on September 30, 2021 to a profit of $2 million in the nine month period that ended on September 30, 2022. During Q3/21 the company received grants in an aggregate amount of $2.6 million. Adjusted EBITDA excluding grants increased from a loss of $1.6 million in Q3/21 compared with a profit of $0.6 million in Q3/22 (for more details see the proforma comparison below).

•
Net loss continues to decrease and was $0.35 million, or a loss of $0.04 per diluted share in Q3 2022 compared with a net loss of $0.97 million, or $0.11 per diluted share in Q3 2021. Net loss was $2 million (out of which $1.6 million in restructuring costs), or a loss of $0.23 per diluted share in the nine-month period that ended on September 30, 2022, compared with a net loss of $2.86 million, or a loss of $0.32 per diluted share in the nine-month period that ended on September 30, 2021.

•	Proforma results comparison, representing 2021 without grants:

Thousands USD	Q3\22	Q3\21	YTD 22	YTD 21
Revenues	20,977	17,619	61,707	57,564
COGS	17,543	16,747	51,195	51,738
Gross Profit	3,434	872	10,512	5,826
GM	16.4%	4.9%	17%	10.1%
R&D & SG&M	3,942	4,099	13,437	13,735
EBITDA	559	(1,557)	1,952	(1,488)

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “The financial results of the third quarter of 2022 represent a continuous improvement in our results compared to the same period in 2021 and reflects the positive trend in our industry going out of the COVID19 pandemic. We continue to make enormous efforts to meet our customers’ needs at a time when demand post the COVID-19 pandemic is picking up, but materials and components availability is still problematic”. Mr. Zamir continued: “During this quarter we signed a long-term agreement with RTX for the repair of heat components on the Boeing 777 platform. This agreement already generates revenues and will be a contributor to our growth in the coming years.  We continue to work on other opportunities that may result from the strategic agreements that we signed with Honeywell last year and we expect positive results in the coming few months”.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, discontinued operation, financial (expenses) income, net, depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2022	2021
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,311	$12,872
Accounts receivable, net	13,368	13,887
Inventory, net	47,601	41,003
Other current assets and prepaid expenses	5,232	4,219

Total current assets	73,512	71,981

NON-CURRENT ASSETS:
Restricted deposit	323	343
Investment in affiliates	1,606	695
Funds in respect of employee rights upon retirement	809	1,157
Deferred income taxes	1,380	1,252
Intangible assets, net	1,675	1,829
Property, plant and equipment, net	39,760	30,462
Operating lease right of use assets	2,833	3,114

Total non-current assets	48,386	38,852
Total assets	$121,898	$110,833

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	1,788	$691
Credit line from bank	6,061	6,008
Accounts payable	8,579	9,093
Accrued expenses	7,489	6,959
Operating lease liabilities	878	1,169
Provision for restructuring plan	200	657

Total current liabilities	24,995	24,577

NON CURRENT LIABILITIES:
Long-term loans	18,828	5,979
Liability in respect of employee rights upon retirement	1,187	1,504
Operating lease liabilities	1,908	1,989

Total non-current liabilities	21,923	9,472

Total liabilities	$46,918	$34,049

EQUITY:
Share capital	2,843	2,809
Additional paid-in capital	66,194	65,871
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	(81)	33
Retained earnings	8,112	10,159
Total shareholders' equity	74,980	76,784

Total liabilities and shareholders' equity	$121,898	$110,833

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$5,694	$5,268	$19,157	$18,221	$25,870
Services	15,283	12,351	42,550	39,343	52,103
	20,977	17,619	61,707	57,564	77,973

Cost of goods:
Products	4,710	5,226	16,280	16,362	23,761
Services	12,833	9,443	34,915	31,700	42,942
	17,543	14,668	51,195	48,062	66,703
Gross Profit	3,434	2,951	10,512	9,502	11,270

Operating expenses:
Research and development, net	197	97	349	368	517
Selling and marketing	1,312	1,330	4,164	3,993	5,147
General and administrative	2,463	2,043	7,341	5,974	8,354
Other Income	-	-	(90)	-	(468)
Restructuring expenses (income)	(30)	122	1,673	2,538	1,755
	3,942	3,592	13,437	12,873	15,305

Operating loss	(508)	(641)	(2,925)	(3,371)	(4,035)

Financial income (expenses), net	73	(257)	647	(117)	(540)

Income (loss) before taxes on income (tax benefit)	(435)	(898)	(2,278)	(3,488)	(4,575)

Taxes on income (tax benefit)	(44)	73	(107)	(198)	(662)

Income (loss) before equity investment	(391)	(971)	(2,171)	(3,290)	(3,913)

Share in results of affiliated companies (loss)	36	(36)	124	(75)	(76)

Net income (loss) from continued operation	$(355)	$(1,007)	$(2,047)	$(3,365)	$(3,989)

Net profit (loss) from discontinued operation	$-	$40	$-	$503	$427

Net income (loss)	$(355)	$(967)	$(2,047)	$(2,862)	$(3,562)

Basic and diluted income (loss) per share

Net income (loss) per share from continued operation	$(0.04)	$(0.11)	$(0.23)	$(0.38)	$(0.45)
Net loss per share from discontinued operation	$0	$0	$-	$0.06	$0.05
Net income (loss) per share	$(0.04)	$(0.11)	$(0.23)	$(0.32)	$(0.4)

Weighted average number of shares outstanding
Basic	8,909,046	8,874,696	8,909,046	8,874,696	8,874,696
Diluted	8,909,046	8,874,696	8,909,046	8,874,696	8,874,696

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$(355)	$(967)	$(2,047)	$(2,862)	$(3,562)
Other comprehensive income
Net unrealized income (loss) from derivatives	34	21	(114)	(107)	(76)
Reclassification adjustments for gains (losses) included in net income and inventory	-	-	-	-	(19)
Total other comprehensive income (loss)	$(321)	$(946)	$(2,161)	$(2,969)	$(3,657)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid- in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive income (loss)	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE PERIOD ENDED SEPTEMBER 30, 2022 (unaudited):
Comprehensive loss	-	-	-	(114)	-	(2,047)	(2,161)
Exercise of option	34,450	34	156	-	-	-	190
Share based compensation	-	-	167	-	-	-	167
BALANCE AT SEPTEMBER 30, 2022 (unaudited)	9,183,619	$2,843	$66,194	$(81)	$(2,088)	8,112	$74,980

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(355)	$(967)	$(2,047)	$(2,862)	$(3,989)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	931	1,440	2,830	3,577	4,881
Loss (gain) from change in fair value of derivatives	(7)	(21)	1	(46)	(19)
Provision for doubtful accounts	-	7	(45)	49	248
Share in results of equity investment of affiliated Company	(36)	36	(124)	75	76
Share based compensation	56	47	167	105	160
Non cash finance expense	(4)	(13)	(91)	(407)	(65)
Lease modification					(1,315)
Increase (decrease) in provision for restructuring expenses	(914)	-	(457)	470	657
Liability in respect of employee rights upon retirement	9	(59)	(317)	(49)	94
Impairment of fixed assets	-	-	-	1,800	1,820
Capital gain from sale of fixed assets	-	-	(90)	-	(468)
Deferred income taxes, net	(47)	104	(128)	(176)	(686)
Government loan forgiveness	-	-	-	(1,442)	(1,442)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	1,127	1,733	(219)	(1,693)	(2,934)
Decrease (increase) in other current assets and prepaid expenses	(557)	1,161	(672)	(1,177)	(959)
Decrease (increase) in inventory	(3,485)	(1,634)	(6,711)	(185)	(681)
Increase (decrease) in trade accounts payable	(182)	(1,303)	(1,073)	191	2,571
Increase (decrease) in accrued expenses	499	(836)	531	(532)	(218)
Decrease in other long-term liabilities	(160)	(73)	(1,045)	(39)	8
Net cash used in operating activities	$(3,125)	$(418)	$(9,490)	$(2,773)	$(2,269)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	-	93	-	1,163
Purchase of property and equipment	(3,833)	(4,652)	(11,418)	(13,275)	(16,247)
Purchase of intangible assets	-	(11)	-	(555)	(555)
Cash flows used in investing activities	$(3,833)	$(4,663)	$(11,325)	$(13,830)	$(15,639)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received (repayment) from banks	3,000	-	-	3,000	3,000
Proceeds from long-term loans received	3,200	-	15,680	3,042	3,042
Loans and credit line repayment to banks	(375)	-	(636)	-	-
Exercise of options	123	-	190	-	-
Cash flows provided by financing activities	$5,948	$-	$15,234	$6,042	$6,042
Cash flows from discontinued operations:
Net profit (loss) from discontinued operation	$-	$40	$-	$503	$(1,845)
Net cash provided by operating activities	-	88	-	(156)	1,998
Net cash provided by (used in) discontinued activities	$-	$128	$-	$347	$153

Net increase (decrease) in cash and cash equivalents	(1,010)	(4,853)	(5,581)	(10,285)	(11,089)
Cash and cash equivalents at beginning of period	8,644	18,872	13,215	24,304	24,304
Cash and cash equivalents at end of period	$7,634	$14,019	$7,634	$14,019	$13,215

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2022	2021	2022	2021	2021

Net income (loss)	$(355)	$(967)	$(2,047)	$(2,862)	$(3,562)
Adjustments:
Share in results of equity investment of affiliated companies	(36)	36	(124)	75	76
Taxes on income (tax benefit)	(44)	73	(107)	(198)	(662)
Financial expenses (income), net	(73)	257	(647)	117	540
Depreciation and amortization	1,041	1,495	3,037	3,758	5,420
Restructuring (income) expenses	(30)	130	1,673	2,559	1,755
Discontinued operation (income) loss	-	(40)	-	(503)	(427)
Share based compensation	56	47	167	105	160
Adjusted EBITDA	$559	$1,031	$1,952	$3,051	$3,300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: November 30, 2022